Exhibit 99.10

Execution Version

SIXTH AMENDING AGREEMENT

RE: SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT made as of the 5th day of October, 2016.

BETWEEN:

THE BANK OF NOVA SCOTIA,

a Canadian chartered bank

(herein, in its capacity as administrative agent of the

Lenders, called the “Agent”)

— and —

THE BANK OF NOVA SCOTIA,

CANADIAN IMPERIAL BANK OF COMMERCE,

ROYAL BANK OF CANADA,

BANK OF MONTREAL,

THE TORONTO-DOMINION BANK,

HSBC BANK CANADA,

NATIONAL BANK OF CANADA,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
CANADA BRANCH,

BANK OF AMERICA, N.A., CANADA BRANCH,

MORGAN STANLEY BANK, N.A.,

CAISSE CENTRALE DESJARDINS AND

WELLS FARGO BANK, NATIONAL ASSOCIATION

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

— and —

FORTIS INC.,

a corporation existing under the laws of the

Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS, pursuant to a second amended and restated credit agreement made as of August 9, 2011 among the Borrower, the Agent and the Lenders as amended by a first amending agreement thereto made as of July 5, 2012, a second amending agreement thereto made as of August 1, 2013, a third amending agreement thereto made as of March 23, 2015, a fourth amending agreement thereto made as of April 25, 2016 and a fifth amending agreement thereto made as of August 17, 2016 (collectively, the “Credit Agreement”), the Lenders have established a certain credit facility in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

1.1	Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2

AMENDMENTS

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Defined Terms

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	by adding the following new defined terms in the appropriate alphabetical order:

“Acquisition” means the indirect acquisition by the Borrower of all (or, in the case of certain equity investments, not less than 80%) of the issued and outstanding shares of the Target pursuant to, and in accordance with, the terms of the Merger Agreement.

“Acquisition Credit Agreement” means the credit agreement dated as of October 5, 2016 among Fortis Inc., as borrower, the lenders party thereto and The Bank of Nova Scotia, as administrative agent.

“AcquisitionCo” means Element Acquisition Sub Inc., a Michigan corporation.

“Convertible Subordinated Debentures” means the issuance by the Borrower of up to $482,000,000 (or Canadian Dollar Equivalent thereof) in aggregate principal amount of convertible unsecured subordinated debentures of the Borrower.

“Equity Investors” means either (i) Finn Investment Pte Ltd. or any of its permitted assignees under the subscription agreement dated as of April 20, 2016 by and among Finn Investment Pte Ltd., the Borrower, FortisUS Inc., ITC Investments and AcquisitionCo, or (ii) one or more equity investors in the Target, either directly or indirectly through investment in ITC Investments, reasonably acceptable to The Bank of Nova Scotia (such approval not to be unreasonably withheld, delayed or conditioned).

“Fortis Merger Share Consideration” means the common shares of the Borrower to be issued by the Borrower and to form part of the consideration for the Acquisition.

“ITC Investments” means ITC Investment Holdings Inc., a Michigan corporation.

“ITC Investments Shareholder Notes” means the subordinated notes in an aggregate principal amount of $1,000,000,000 to be issued by ITC Investments to its shareholders, proportionally in accordance with their respective equity interests and having substantially the terms set out in Schedule N.

“Merger” means the consummation of the merger of AcquisitionCo and the Target upon terms and subject to the conditions set forth in the Merger Agreement.

“Merger Agreement” means the agreement and plan of merger dated as of February 9, 2016 by and among FortisUS Inc., AcquisitionCo, the Target and the Borrower.

“Permitted Intercompany Liens” means, as of any particular time, Liens, given by a Company, other than the Borrower, to secure its obligations under any Permitted Intercompany Loan.

“Permitted Intercompany Loan” means, as of any particular time, (i) a loan from any Company (including the Borrower) to any other Company other than a Regulated Subsidiary, provided that any Company, other than the Borrower, which is a borrower under such Permitted Intercompany Loan does not have any third party Indebtedness for Borrowed Money outstanding other than Indebtedness for Borrowed Money under a Permitted Intercompany Loan, and (ii) loans made under the ITC Investments Shareholder Notes. For certainty, each of the loans described in Schedule O shall be Permitted Intercompany Loans.

“Regulated Subsidiary” means a Subsidiary of the Borrower or the Target whose principal line of business is (i) the transmission and distribution of electric energy and whose operations (including its electrical rates charged to the public) are regulated by applicable governmental authorities or (ii) the transmission and distribution of natural gas and whose operations (including its natural gas rates charged to the public) are regulated by applicable governmental authorities and whose material transmission assets are included in its regulated rate base and whose only material pipeline assets are related to its regulated gas distribution business.

“Surviving Corporation” means ITC Holdings Corp., the surviving corporation in the Merger.

“Target” means ITC Holdings Corp., a Michigan corporation.

	(b)	by deleting the existing definition of “Consolidated Debt” in its entirety and replacing it with the following:

““Consolidated Debt” means, on any date, an amount equal to the aggregate of all Indebtedness for Borrowed Money of the Borrower and its Subsidiaries on such date, determined in accordance with GAAP on a consolidated basis, plus the redemption amount of all shares of the Borrower which are retractable or redeemable at the option of the holder on such date. For certainty, Preferred Equity and any amounts outstanding under the Convertible Subordinated Debentures shall not be included in the calculation of Consolidated Debt.”.

	(c)	by deleting the existing subsection (cc) in the definition of “Permitted Liens” and replacing it with the following:

“(cc) Permitted Intercompany Liens; and

(dd) any other Liens which, as of the date of this Agreement, is, in the case of land comprising the land rights which are held by way of fee simple estate, registered against the title to those lands or, in the case of the other land rights, registered in priority to the land rights where the foregoing would not reasonably be expected to in the aggregate materially adversely affect the Borrower’s financial condition or operations.”.

2.3		Covenants

	(a)	Subsection 11.1(k) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(k) Material Subsidiaries. The Borrower shall not permit any other Company to issue any shares to any Person and the Borrower shall not, and shall not permit any other Company to, transfer, sell or otherwise dispose of the shares of any other Company to any Person other than (i) the issuance, transfer, sale or other disposition of such shares to the Borrower or any direct or indirect wholly owned Subsidiary of the Borrower which has not incurred and will not incur Indebtedness for Borrowed Money other than Permitted Intercompany Loans, (ii) the issuance of shares of Fortis Alberta Holdings Inc. and Fortis Pacific Holdings Inc. to FortisWest, (iii) the issuance of preferred shares of FortisWest to Fortis Properties and FortisOntario in connection with the FortisWest Transaction, (iv) with the prior consent of the Lenders, the issuance of redeemable retractable preferred shares of a Company to a Subsidiary of the Borrower in connection with intercorporate transactions similar in nature to the FortisWest Transaction and provided that such preferred shares are pledged to the Borrower or the transaction otherwise does not effectively reduce the direct interest of the Borrower in the Company issuing the preferred shares, (v) the issuance, transfer, sale or other disposition of preferred shares of Newfoundland Power Inc., (vi) the issuance of shares of Subsidiaries of FortisBC to FortisBC, (vii) the transfer of shares of FortisBC to Fortis Pacific Holdings Inc. and of shares of FortisAlberta to Fortis Alberta Holdings Inc., (viii) the issuance of redeemable retractable preferred shares of a Company to a Subsidiary of the Borrower in connection with intercorporate transactions provided that (A) prior written notice of such intercorporate transaction is provided by the Borrower to the Agent, (B) no Default has occurred and is continuing at the time of implementation of such intercorporate transaction or would arise immediately thereafter and (C) such preferred shares are redeemed as one of the steps in such intercorporate transaction and are not outstanding for more than one year; provided further that, the Borrower shall be entitled to dispose of up to 10% of its direct or indirect ownership of any Material Subsidiary either by way of transfer, sale or issuance of shares in such Material Subsidiary without the prior consent of the Majority Lenders provided that any such transfer, sale or issuance of shares does not result in a material reduction or other impairment of the Borrower’s direct or indirect dividend flow from such Material Subsidiary, (ix) the issue of preferred shares of Tucson Electric Power Company in connection with the acquisition by the Borrower of UNS Energy Corporation, (x) the issue, transfer or sale of up to 19.99% of the shares of ITC Investments or AcquisitionCo or the Target to Equity Investors in connection with the Acquisition and Merger, and (xi) the transfer of the Fortis Merger Share Consideration.”.

(b)	Subsection 11.3(c) of the Credit Agreement is hereby amended by deleting the existing subsection (vii) and replacing it with the following:

“(vii) Indebtedness for Borrowed Money of the Borrower under the Acquisition Credit Agreement; and

(viii)                        any additional Indebtedness for Borrowed Money, provided that (A) at the time of such incurrence, no Default has occurred and is continuing, (B) no Default would arise immediately after or as a result of such incurrence and (C) there would not be a breach of Section 11.1(j) immediately after giving effect to such incurrence.”.

(c)	Subsection 11.3(e) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(e)                            Restricted Payments.  The Borrower shall not, and shall not permit any other Company to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that (i) provided no Default has occurred and is continuing, the Borrower may declare and pay ordinary course dividends with respect to its share capital (but not special or extraordinary dividends), provided that there would not be a breach of Section 11.1(j) after giving effect to the payment, (ii) any other Company may declare and pay ordinary course, special and extraordinary dividends to the Borrower or for the indirect benefit of the Borrower and, for certainty, ITC Investments may make payments of principal and interest on the ITC Investments Shareholder Notes and may declare and pay ordinary course, special and extraordinary dividends to all of its shareholders provided that it is concurrently paying such dividends proportionally, in accordance with its respective equity interest, to a direct or indirect wholly-owned Subsidiary of the Borrower which is a shareholder of ITC Investments, (iii) the Borrower or any other Company may make Restricted Payments pursuant to and in accordance with stock option plans, stock purchase plans, profit sharing plans, dividend reinvestment plans and/or other benefit plans or investment plans for management, employees or customers of the relevant Company, (iv) the purchase or redemption by Newfoundland Power Inc. of its preferred shares pursuant to the operation of the purchase funds applicable to such preferred shares provided that the aggregate amount of such purchase and/or redemption in any Fiscal Year shall not exceed $300,000, (v) the Borrower may make scheduled interest payments under its convertible subordinated debentures due 2016 in the principal amount of U.S.$40,000,000, (vi) FortisWest may declare and pay dividends with respect to its preferred shares issued to FortisOntario, Fortis Properties and FortisBC Holdings Inc. in connection with the FortisWest Transaction, (vii) a Company may declare and pay dividends with respect to its preferred shares issued in connection with a transaction permitted under clause (iv) or clause (ix) of Section 11.1(k) and (viii) any Restricted Payment by the Borrower or any other Company in addition to those set forth in clauses (i) - (vii) of this Section 11.3(e), provided that (A) at the time of giving effect to such Restricted Payment, no Default has occurred and is continuing, (B) no Default would arise immediately after or as a result of giving effect to such Restricted Payment, (C) except in the case of payments under the ITC Investments Shareholder Notes, the Consolidated Debt to Consolidated Capitalization Ratio would not exceed 0.65:1.00 immediately after giving effect to such Restricted Payment and (D) the Borrower has given the Agent, prior to giving effect to such Restricted Payment, a certificate detailing such Restricted Payment and evidencing compliance with clauses (A) to (C) above.”.

(d)	Subsection 11.3(f) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(f)                             Transactions with Affiliates. The Borrower shall not, and shall not permit any other Company to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except to the extent required (i) to give effect to (A) the FortisWest Transaction, (B) the transfer by FortisBC of all or part of the Walden Group to another Company, (C) the acquisition of FortisAlberta and FortisBC (including (x) the interest payable by each of FortisOntario, Fortis Properties and FortisBC Holdings Inc. to the Borrower on the intercompany notes issued by them in connection with the FortisWest Transaction and (y) in relation to the Guarantees referred to in Section 11.3(d)), (D) a transaction permitted under clause (iv) or clause (ix) of Section 11.1(k), or (E) intercompany loans made by the Borrower to FortisBC Holdings Inc., the proceeds of which are used by FortisBC Holdings Inc. to repay Indebtedness for Borrowed Money, or (F) the terms of the Merger Agreement and any orders of Governmental Authority pertaining thereto, or (ii) in the ordinary course of business at prices and on terms and conditions not less favourable to such Company than could be obtained on an arm’s length basis from unrelated third parties, or (iii) to give effect to the Permitted Intercompany Loans and Permitted Intercompany Liens. The Borrower shall not enter into any transaction or series of transactions, or permit any other Company to enter into any transaction or series of transactions, with Affiliates of any of the Companies, which involve an outflow of money or other property from such Company to an Affiliate of any of the Companies, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to such Company as would be obtainable by such Company in a reasonably comparable arm’s length transaction with a Person other than an Affiliate of such Company. The foregoing restrictions shall not apply to (A) the payment of reasonable and customary fees to directors of the Borrower who are not employees of the Borrower or the payment of management fees to a Company, directly or indirectly, through a Subsidiary, (B) any other transaction with any employee, officer or director of a Company pursuant to employee profit sharing and/or benefit plans and compensation and non competition arrangements in amounts customary for corporations similarly situated to such Company and entered into in the ordinary course of business and approved by the board of directors of such Company, (C) any reimbursement of reasonable out of pocket costs incurred by an Affiliate of the Borrower on behalf of or for the account of a Company, (D) any loan or Guarantee by any Company to any Affiliate, (E) shared corporate or administrative services and staffing with Affiliates, including accounting, legal, human resources and treasury operations, provided on customary terms for similarly situated companies, (F) tax sharing arrangements on customary terms for similarly situated companies, or (G) transactions by regulated Companies (other than the Borrower) including Regulated Subsidiaries that are Subsidiaries of ITC Investments approved by the relevant Governmental Authority. For greater certainty, nothing in this Section 11.3(f) shall limit or be construed as limiting the ability of a Company to pay management fees or guarantee fees to the Borrower.”.

(e)	Subsection 11.3(h) of the Credit Agreement is hereby amended by adding the following words after the last sentence of the subsection thereof:

“(xi) Permitted Intercmopany Loans; (x) loans under the ITC Investments Shareholder Notes.”.

2.4	Schedule D, E and J

Each of Schedules D, E, and J to the Credit Agreement are hereby deleted in their entirety and replaced with the form attached hereto as Schedule D, E and J, respectively.

2.5	Schedule N

The form attached hereto as Schedule N is hereby added to the Credit Agreement as Schedule N.

2.6	Schedule O

The form attached hereto as Schedule O is hereby added to the Credit Agreement as Schedule O.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1		Representations and Warranties

To induce the Lenders and the Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Agent that:

(a)

the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement are true and correct on the date hereof as if made of the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2015; and

	(b)	no Default or Event of Default exists as at the date hereof or would arise as a result of this agreement becoming effective.

This representation and warranty is given solely as of the date of this agreement and the provisions of Section 12.1(c) of the Credit Agreement do not apply to the representations and warranties in this Section 3.1.

ARTICLE 4

CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1                                                                         Conditions Precedent

This agreement shall not become effective until it has been executed and delivered by the Borrower, the Administrative Agent and the Lenders.

ARTICLE 5

MISCELLANEOUS

5.1                                                                         Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2                                                                         Governing Law

This agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

5.3                                                                         Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4                                                                         Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.5                                                                         Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.6                                                                         Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

5.7                                                                         No Waiver

The execution, delivery and effectiveness of this agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

FORTIS INC.

By:	/s/ Karl W. Smith
	Name:	Karl W. Smith
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ James D. Spinney
	Name:	James D. Spinney
	Title:	Treasurer

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THE BANK OF NOVA SCOTIA as Agent

By:	/s/ Clement Yu
	Name:	Clement Yu
	Title:	Director

By:	/s/ Ryan Moonilal
	Name:	Ryan Moonilal
	Title:	Analyst

THE BANK OF NOVA SCOTIA as Lender

By:	/s/ Randall S. Hartlen
	Name:	Randall S. Hartlen
	Title:	Managing Director

By:	/s/ Frank Carson
	Name:	Frank Carson
	Title:	Director

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CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Giovanni Strazzullo
	Name:	Giovanni Strazzullo
	Title:	Executive Director

By:	/s/ Peter A. Mastromarini
	Name:	Peter A. Mastromarini
	Title:	Managing Director

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ROYAL BANK OF CANADA

By:	/s/ Timothy P. Murray
	Name:	Timothy P. Murray
	Title:	Authorized Signatory

By:
Name:
Title:

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BANK OF MONTREAL

By:	/s/ Jeff Currie
	Name:	Jeff Currie
	Title:	Director

By:
Name:
Title:

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THE TORONTO-DOMINION BANK

By:	/s/ David Manii
Name: David Manii
Title: Director

By:	/s/ Matthew Hendel
Name: Matthew Hendel
Title: Managing Director

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HSBC BANK CANADA

By:	/s/ Casey Coates
Name: Casey Coates
Title: Managing Director, Global Banking

By:	/s/ Shu Wai Chu
Name: Shu Wai Chu
Title: Associate, Global Banking

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NATIONAL BANK OF CANADA

By:	/s/ Mark Williamson
Name: Mark Williamson
Title: Authorized Signatory

By:	/s/ John Niedermier
Name: John Niedermier
Title: Authorized Signatory

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THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH

By:	/s/ Michael Quinn
	Name:	Michael Quinn
	Title:	Director & Relationship Manager

By:
Name:
Title:

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BANK OF AMERICA, N.A., CANADA BRANCH

By:	/s/ Marc Ahlers
	Name:	Marc Ahlers
	Title:	Vice President

By:
Name:
Title:

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MORGAN STANLEY BANK, N.A.

By:	/s/ Kelly Chin
	Name:	Kelly Chin
	Title:	Authorized Signatory

By:	N/A
	Name:	N/A
	Title:	N/A

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CAISSE CENTRALE DESJARDINS

By:	/s/ Michel Voyer
	Name:	Michel Voyer
	Title:	Directeur, Financement corporatif
Director, Corporate Banking

By:	/s/ Dominique Parizeau
	Name:	Dominique Parizeau
	Title:	Directeur général
Gestion du Portefeuille, Grandes Entreprises
Managing Director
Portfolio Management, Corporate Banking

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WELLS FARGO BANK, N.A., CANADIAN BRANCH

By:	/s/ Jeff Mclnenly
	Name:	Jeff Mclnenly
	Title:	Vice President

By:
Name:
Title:

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